Filed by Southside Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OmniAmerican Bancorp, Inc.
Commission File No.: 001-34605
Employee FAQ's
We would like to provide you with answers to your questions in reference to the merger. At this time, we do not have all the answers but we will continue to update these FAQ’s once further information becomes available. If you have a personal question to ask, contact the Employee Hotline at (817) 367-5600. Calls will be answered during normal business hours between 8:00 a.m. and 5:00 p.m. Monday-Friday. You may also review the information and documents that Southside and OmniAmerican filed with the SEC. Thank you!

What does the merger mean to me?
Right now, nothing changes. It is business as usual. Other specifics about the transition are still being worked out, although we do anticipate changes eventually - including evaluation and adoption of new systems and processes that support our future growth, and achievement of efficiencies through sharing of services. After the merger, we will have more products and services, and a broader geographic footprint - enabling us to do even more for our customers. Ultimately, this makes the bank even stronger and helps to build on our current momentum. We are counting on you to help us maintain the focus on our customers and our strategic objectives during this transition.

When will the merger be completed?
We expect the merger transaction to close in the fourth quarter of 2014. The closing is subject to regulatory approvals, SEC approval, the approval of the shareholders of OmniAmerican and the shareholders of Southside and other customary closing conditions.

Why did OmniAmerican Bank decide to merge with Southside Bank?
We saw an opportunity for a great strategic fit between two financially strong, Texas-based organizations with well-aligned community banking philosophies and an abiding commitment to our respective customers and communities. We also have compatible management styles, strategies and credit guidelines. Ultimately, the merger gives us an even stronger foundation from which we can serve our commercial, mortgage and consumer customers with even greater convenience, expanded products and services, and additional lending capacity.

Who is Southside Bank?
Southside Bank, based in Tyler, Texas, was founded in 1960 and is highly regarded as an independent, community bank with an unwavering commitment to convenience and quality customer service. It offers a full range of financial services to individuals, businesses and nonprofit organizations through 50 banking centers in East Texas, the Fort Worth/Arlington area and the Austin area. Southside has a strong board and a seasoned management team, like OmniAmerican. You may also know Southside's name from its 2007 acquisition of Fort Worth National Bank, which gave Southside great familiarity with this market and an appreciation for OmniAmerican.

Will there be other internal changes as a result of the merger?
Both banks know that we are a strong combination in large part due to the stability of our respective teams, which we aim to maintain, to the extent possible. As with any merger, we do anticipate achieving greater efficiencies through sharing of services. We will be evaluating job functions and expertise over the coming months in order to determine the most appropriate use of resources.

Will OmniAmerican Bank's name change?
Yes, Southside Bank is the larger of the two banks and has significant brand equity in markets where OmniAmerican is not currently active. Despite the name change, we remain the same - only a bit bigger and even better able to deliver services to our customers.

What will happen to Omni's Executive Management Team?
OmniAmerican's entire executive management team will remain in place, with Tim Carter as Southside's President, North Texas Region; Deborah Wilkinson as Southside's Executive Vice President, Finance; Anne Holland as Southside's Executive Vice President, Senior Lending Officer North Texas and T.L. Arnold as Southside's Executive Vice President, Senior Credit Officer North Texas.

*NEW* Will my health & welfare benefits be changing? If so, how?
Nothing is changing at this time. All current non-retirement employee benefit options will remain unchanged through December 2014. Open enrollment will take place in June of this year as it normally has in prior years. You will receive open enrollment communications within the next month explaining how to confirm your current benefits or make changes to your benefits via Paychex.

*NEW* What will happen to Omni's 401(k) Plan?
Omni’s 401(k) plan will continue to be maintained by Omni prior to the merger date. Immediately prior to the effective time of the closing of the merger transaction, the 401(k) plan will be terminated. As a result of the plan termination, all participants in the 401(k) plan will become 100% vested on the termination date.

In the next few months, we will provide you with additional information regarding the retirement benefits that will be available to you after the merger transaction closes.

*NEW* What will happen to Omni's Employee Stock Ownership Plan ("ESOP")?
If you were hired prior to July 1, 2013, you are an eligible participant in the ESOP plan. Omni’s ESOP plan will continue to be maintained by Omni prior to the merger date. Immediately prior to the effective time of the closing of the merger transaction, the ESOP will be terminated. As a result of the plan termination, all participants in the ESOP will become 100% vested on the termination date.

After the outstanding ESOP loan has been repaid, any remaining amounts available for allocation in the ESOP will be allocated to eligible ESOP participants.  Additional details will be provided at a later date regarding the estimated ESOP allocation amounts.

*NEW* What happens to Omni's Defined Benefit Plan ("DBP")?
Omni’s defined benefit plan will continue to be maintained by Omni prior to the merger date. This plan has been frozen to new participants since December 31, 2006 and benefits under the plan have been frozen since December 31, 2006 as well. After the closing date of the merger transaction, Southside will continue to maintain the defined benefit plan. However, Southside will have the right to terminate the defined benefit plan at any time following the merger date.

*NEW* What happens to Omni's Severance Pay Plan?
Southside knows how important this benefit is to Omni employees; therefore, Southside has stated they will honor Omni's Severance Pay Plan and pay severance benefits according to the plan criteria for eligible participants who have qualifying terminations of employment prior to January 1, 2016. If you are eligible to receive severance benefits, change in control benefits or any enhanced payments pursuant to an individual arrangement or plan, you will not be eligible to receive severance benefits under Omni’s Severance Pay Plan.

*NEW* Will my length of service with Omni be honored by Southside?
Your length of service with Omni will be honored by Southside for purposes of eligibility, participation and vesting under such employee benefit plan(s) of Southside to the extent that it was recognized immediately prior to the merger date under a corresponding employee benefit plan of Omni in which you were eligible to participate.  However, recognition of service shall not (i) result in duplication of benefits with respect to the same period of time, (ii) apply for purposes of retiree medical benefits, or (iii) apply for purposes of any plan (A) under which Southside employees do not receive credit for prior service, or (B) that is grandfathered or frozen with respect to benefits or participation.

*NEW* What happens to Omni's Paid Time Off program?
Nothing is changing at this time. Omni employees are eligible to continue using their granted PTO hours. Any accrued and unused remaining PTO hours at the end of 2014 will be forfeited. All eligible employees will become participants in Southside’s PTO plan beginning January 1, 2015.

As a reminder, even though you have received a grant of PTO at the beginning of 2014 or your 2014 hire date, PTO is accrued at the beginning of every pay period (1st and 16th of each month) and you must be employed on these dates in order to receive the PTO accrual for the noted period. PTO may be taken at any time during the calendar year, whether or not the maximum annual accrual has been reached. If an employee terminates before he/she earns the full amount of PTO already taken, he/she will be required to reimburse the company for the unearned portion of PTO taken from his/her final pay and/or direct payment of amounts owed to the company.

For the Medical Reserve Account ("MRA"), Southside has stated they will honor the current balances beginning on the merger date and ending six (6) months after the merger date, meaning employees may use currently banked MRA time according to the terms of Omni’s policy from now until six (6) months after the merger date. None of an employee’s accrued and unused 2014 PTO time will roll into the MRA and any banked MRA time remaining six months after the merger date will be forfeited.

*NEW* Will we continue to receive our payroll on a semi-monthly basis?
Nothing is changing at this time. Over the next several months, Omni and Southside will work together to determine how best to integrate our current payroll/HR systems, as part of this transition period. We promise to keep you informed as we work out the details.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases and oral statements issued by or on behalf of Southside Bancshares, Inc. (“Southside”) or OmniAmerican Bancorp, Inc. (“OmniAmerican”) may be considered to be "forward-looking statements" within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. These statements may include words such as "expect," "estimate," "project," "anticipate," "appear," "believe," "could," "should," "may," "likely," "intend," "probability," "risk," "target," "objective," "plans," "potential," and similar expressions. Forward-looking statements are statements with respect to Southside’s or OmniAmerican’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or OmniAmerican’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and OmniAmerican, including future financial and operating results, Southside’s and OmniAmerican’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the ability to obtain the requisite Southside and OmniAmerican shareholder approval; (ii) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; and (ix) liquidity risk affecting Southside’s and OmniAmerican’s abilities to meet its obligations when they come due.

Additional information concerning Southside and OmniAmerican and their respective businesses, including additional factors that could materially affect their respective financial results, is included in each of Southside’s and OmniAmerican’s Annual Report on Form 10-K for the year ended December 31, 2013 under "Business" and Item 1A. "Risk Factors," and in Southside’s and OmniAmerican’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and OmniAmerican disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.
Additional Information About the Proposed Merger and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Southside and OmniAmerican, Southside will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of Southside and OmniAmerican and will constitute a prospectus. After the registration statement is declared effective by the SEC, Southside and OmniAmerican will deliver a definitive joint proxy statement/prospectus to their respective shareholders. Southside and OmniAmerican urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed merger WHEN IT BECOMES AVAILABLE, as well as ANY other RELEVANT documents filed with the SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, because they will contain important information about the proposed merger. Investors and security holders may obtain (when available) copies of all documents filed with the SEC regarding the merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from (i) Southside’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; (iii) OmniAmerican’s website (www.omniamerican.com) under the tab “Investor Relations,” and then under the tab “SEC Filings”; or (iv) OmniAmerican upon written request to Keishi High at 1320 South University Drive, Suite 900, Fort Worth, Texas 76107.

Participants in the Solicitation

Southside, OmniAmerican and their respective directors and executive officers may be considered participants in the solicitation of proxies from Southside and OmniAmerican shareholders in connection with the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Southside and OmniAmerican shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus that will be filed with the SEC. You can find information about Southside’s directors and executive officers in Southside’s definitive proxy statement filed with the SEC on March 14, 2014 for its 2014 Annual Meeting of Shareholders, as amended. You can find information about OmniAmerican’s directors and executive officers in OmniAmerican’s definitive proxy statement filed with the SEC on April 16, 2014 for its 2014 Annual Meeting of Shareholders. Additional information about Southside’s directors and executive officers and OmniAmerican’s directors and executive officers will also be set forth in the above-referenced preliminary Registration Statement on Form S-4 to be filed with the SEC. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain, when available, free copies of these documents from Southside and OmniAmerican using the contact information above.